

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 19, 2007

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

> **Re: PrimeEnergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 14, 2007**
> **Response Letters Dated October 25, 2007 and November 12, 2007**
> **File No. 000-07406**

Dear Ms. Cummings:

We have reviewed your filings and response letters and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2006

Consolidated Statements of Operations, page F-5

1.   We note your response to prior comment 1, including revisions proposed for your statements of operations to reflect gains on sale and exchange of assets in income from operations, and for the related disclosure in your MD&A. Please further revise your disclosure to explain how you computed the $20 million gain, with reference to the book value of the properties conveyed to the partnership, and your valuation of the general partner interest you obtained; your methodology and rationale should be clear.

Consolidated Statements of Cash Flows, page F-7

2.   We understand from your response to prior comment 2, regarding the $1.3 million expense recorded by your subsidiary as stock based compensation, that because the subsidiary rather than you issued the shares, you do not believe that SFAS 123(R) applies. Since the LLC is a subsidiary that you consolidate, it would be regarded as a public entity for purposes of applying SFAS 123(R), based on the definition set forth in Appendix E. The disclosures pertinent to the subsidiary would need to be reflected in your financial statements as the consolidating entity. We reissue prior comment 2.

Note 1 – Description of Operations and Significant Accounting Policies, page F-8

General and Administrative Expenses, page F-10

3.   We note your response to prior comment 3, providing the amounts reimbursed by certain partnerships you sponsor for each income statement period presented and clarifying that you report these reimbursements as reduction to your general and administrative expenses. Please add this disclosure to your amendment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief